IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD SHAREHOLDERS RE-ELECT BOARD OF DIRECTORS

TORONTO, May 29, 2020 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that shareholder voting at the Company's annual meeting of shareholders on May 29, 2020, has resulted in the election of all the directors listed as nominees in management's information circular dated April 8, 2020.

Results of the shareholder voting were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John E. Caldwell	253,543,503	91.77	22,748,893	8.23
Donald K. Charter	251,012,089	90.85	25,280,307	9.15
Ronald P. Gagel	271,390,675	98.23	4,901,721	1.77
Richard J. Hall	271,788,782	98.37	4,503,614	1.63
Mahendra Naik	258,087,670	93.41	18,204,726	6.59
Timothy R. Snider	271,323,542	98.20	4,968,854	1.80
P. Gordon Stothart	271,678,289	98.33	4,614,107	1.67
Sybil E. Veenman	264,175,201	95.61	12,117,195	4.39

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkino Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs more than 4,800 people.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.